global warming is real and we are seeing
00:02
its effects in real time
00:05
2020 was one of the hottest years ever
00:07
recorded with extreme weather events
00:09
such as prolonged wildfire seasons and
00:11
droughts
00:12
burning fossil fuels adds 8 billion tons
00:14
of co2 into the atmosphere annually
00:17
it's time to think about scalable
00:18
solutions to reverse the trend undesert
00:21
addresses carbon capture on a scale of
00:23
gigatons per year how by using
00:26
breakthrough solar technology to turn
00:28
arid desert into smart forest
00:31
it starts with a plot of unused desert
00:34
scrub land then we bring in the tech a
00:36
modular internationally patented solar
00:39
water distiller that converts salinated
00:41
water from underground or oceans into
00:43
pure water
00:44
we use two percent of tracks of desert
00:46
to support 98 of standing commercial
00:49
forests that can capture carbon on a
00:51
massive scale
00:52
one square mile of forest can capture
00:54
three megatons of co2 in its life cycle
00:57

to put it in perspective the entire ups
01:00
fleet would need only 10 square miles of
01:02
forest to offset their carbon footprint
01:05
major corporations already purchased
01:06
over 3 billion in carbon offsets and
01:09
that's only set to increase
01:11
undesert can do this 10 times cheaper
01:13
than the much more complicated
01:15
alternatives
01:16
from existing smart forests in new
01:18
mexico to food production in dubai the
01:21
technology is already working turning
01:24
undrinkable water unusable land and
01:26
unlimited sun into un deserts
01:29
the undeserved team can reverse global
01:31
warming affordably without competing
01:33
with food production
01:35
support us on fundify today for
01:37
meaningful progress in reversing global
01:39
warming